July 27, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:       Michael C. Foland

Kathleen Krebs

Becky Chow

Melissa Walsh

Re:                             Vertex, Inc.

Registration Statement on Form S-1 (File No. 333-239644)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333- 239644) (as amended, the “Registration Statement”), of Vertex, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Tuesday, July 28, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,538 copies of the Preliminary Prospectus of the Registrant, dated July 20, 2020, from July 20, 2020 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

As Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Nicole Irvin
Name: Nicole Irvin
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Tay
Name: Daniel Tay
Title: Vice President

[Signature Page to Acceleration Request]